650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 1, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ivette Leon
Claire DeLabar
Edwin Kim

Re:	Arista Networks, Inc.
Registration Statement on Form S-1
Filed April 21, 2014
File No. 333-194899

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (“Arista” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 25, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on April 21, 2014.

We also note that the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act of 1933, as amended, under separate cover, copies of the 2014 Gartner report from which market and other data is extracted for inclusion in the prospectus (this is market and other data that has not previously been included in the Registration Statement). To expedite the Staff’s review, the Company has marked the source to highlight the applicable portion of the section containing the market and other data and cross-referenced it to the appropriate location in the Registration Statement.

The Company also advises the Staff that, as previously indicated in the April 21, 2014 letter to the Staff regarding the currently anticipated price range for the offering, at such time as the indicative price range is included in the preliminary prospectus, the Company will also disclose in an amendment to the Registration Statement the significant factors contributing to the difference between the fair value of the option award granted on March 28, 2014 and on March 31, 2014 and the midpoint of such indicative price range.

Securities and Exchange Commission

May 1, 2014

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	We note your response to prior comment one regarding the Bechtolsheim Family Trust and David R. Cheriton Irrevocable Trust agreeing to convert their convertible notes to common stock upon the close of your initial public offering. We presume that these agreements are in writing. If so, please file these agreements as exhibits under Item 601(b)(10) of Regulation S-K, or explain to us why they are not material.

The Company has filed the two letter agreements with the Bechtolsheim Family Trust and David R. Cheriton Irrevocable Trust as exhibits 10.22 and 10.23 to the Registration Statement as requested.

2.	We note your response to prior comment 3 regarding Mr. Cheriton’s role with Arista Networks, Inc. Please revise to clarify he has no continuing role other than his ownership of your securities in your prospectus, and clarify, his control or influence over the shares held by the David R. Cheriton Irrevocable Trust. While you do not list Mr. Cheriton as a beneficial owner of the securities held by the David R. Cheriton Irrevocable Trust on page 127, your response to prior comment 3 refers to “his ownership of the Company’s securities.” Please reconcile.

The Company has revised the disclosure on pages 16, 110, 132, F-28 and F-44 of the Registration Statement to clarify that Mr. Cheriton has no continuing role with the Company and to clarify that Mr. Cheriton ultimately has the ability to replace the trustee of the 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010.

Management’s Discussion and Analysis, page 57

3.	We note on pages 63, 64 and 65 that you discuss changes in switch ports shipped and average percentage decreases in unit prices. Please expand the discussion to provide sufficient information for the reader to be able to understand how much of the change in revenues relates to each. For example, we not on page 65 that you state that revenues increased by 38% due to volume increases of 78% and unit price decreases of 22%. Please expand the disclosure to fully explain the $53.6 million or 38% increase in revenues in terms of price and volume. Please also expand the discussion of quarterly results on page 69 accordingly.

The Company has revised the disclosure on pages 67, 69, 71 and 74 of the Registration Statement as requested.

Securities and Exchange Commission

May 1, 2014

Business, page 90

4.	Your response to prior comment 8 indicates that you believe that your backlog is not firm due to your customers’ ability to cancel, change or reschedule orders. Please clarify whether management has a reasonable basis to conclude that unfilled orders will be cancelled, changed or rescheduled in the next 12 months in material amounts. For example, it is unclear whether you have a history of such cancellations or modifications to warrant such concern that these orders are not firm. Otherwise, please provide the backlog disclosure required under Item 101(c)(1)(viii) of Regulation S-K. To the extent you believe that your backlog is not a meaningful indicator of future revenue or financial performance, you may provide this explanation in your prospectus.

The Company advises Staff that it continues to believe that the dollar amount of backlog orders is not material to an understanding of the Company’s business taken as a whole.

The Company advises the Staff that the Company’s backlog as of the end of each of its prior two fiscal years represented less than 10% of the Company’s revenue during such years, that its backlog as of December 31, 2012 was less than 10% of its revenue in 2013 and that its expects its backlog as of December 31, 2013 to be less than 10% of its revenue in 2014. The Company expects that at the end of fiscal years subsequent to 2014, its backlog will represent even less of the Company’s revenue for both such fiscal year or the subsequent fiscal year.

The Company advises the Staff that to date the Company has not experienced material cancellations or modifications. However, the Company may experience cancellations or modifications of its backlog in the future given the non-binding nature of the purchase commitments which constitute the Company’s backlog.

The Company advises the Staff that it believes no disclosure of dollar amounts of backlog orders is required under Item 101(c)(1)(viii) of Regulations S-K.

* * *

In its acceleration request, the Company will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

May 1, 2014

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Jayshree Ullal, Arista Networks, Inc.
Marc Taxay, Arista Networks, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.
Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.
Patrick A. Pohlen, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP
Dane Wall, Ernst & Young LLP